Exhibit (a)(1)(i)
Conseco, Inc.
OFFER TO PURCHASE
Offer to Purchase for Cash
Any and All Outstanding
3.50% Convertible Debentures due September 30, 2035
(CUSIP Nos. 208464BH9 and 208464BG1)

     The Offer (as defined below) will expire at 12:00 midnight, New York City time, on November 12, 2009, unless extended or earlier terminated (such time and date, as the same may be modified, the “Expiration Date”). Holders must validly tender their Debentures (as defined below) on or prior to the Expiration Date to be eligible to receive the Tender Consideration (as defined below). Tenders of Debentures may be withdrawn at any time on or prior to the Expiration Date.
     Conseco, Inc. (the “Company,” “Conseco,” “we” or “us”) is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and together with this Offer to Purchase, the “Offer Documents”), any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (the “Debentures”). We refer to our offer to purchase the Debentures as the “Offer.”
     The purchase price for Debentures tendered and accepted by us for purchase pursuant to the Offer will be an amount in cash equal to $1,000 per $1,000 principal amount of the Debentures (the “Tender Consideration”). The Tender Consideration is equal to the repurchase price holders would be entitled to receive for their Debentures on September 30, 2010 if they were to exercise their put right on such date. In addition, holders whose Debentures are purchased in the Offer will receive accrued and unpaid interest to, but not including, the settlement date of the Offer.
     The Offer is subject to the satisfaction of certain conditions, including (1) our receipt, on the settlement date of the Offer, of net proceeds from (i) the private placement of our 7.0% convertible senior debentures due 2016 (the “New Debentures”) and (ii) the private placement of our common stock and warrants to purchase shares of our common stock, together in an aggregate amount at least equal to the aggregate Tender Consideration payable for Debentures accepted for purchase by us pursuant to the Offer and (2) the satisfaction of the other conditions to the Offer set forth herein. We may, in our sole discretion, waive any of the conditions of the Offer, in whole or in part, at any time and from time to time, prior to the Expiration Date. For additional information, see the section entitled “The Offer—Conditions to the Offer.”
     OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF CONSECO, THE DEALER MANAGER, THE INFORMATION AGENT, THE DEPOSITARY (EACH AS DEFINED HEREIN) OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER THEIR DEBENTURES PURSUANT TO THE OFFER, AND NONE OF THEM HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. EACH HOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER ITS DEBENTURES, AND, IF SO, THE PRINCIPAL AMOUNT OF DEBENTURES TO TENDER, OR TO REFRAIN FROM TAKING ANY ACTION IN THE OFFER WITH RESPECT TO ANY AND ALL OF SUCH HOLDER’S DEBENTURES.
     Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in the Offer Documents or any related documents. Any representation to the contrary is a criminal offense.
     See “Considerations Concerning the Offer” and “Certain United States Federal Income Tax Considerations” for discussions of certain factors that should be considered carefully in evaluating the Offer.

The Dealer Manager for the Offer is:
Morgan Stanley
October 15, 2009

IMPORTANT INFORMATION
     The Offer Documents, including information incorporated by reference herein, contain important information and should be carefully read before any decision is made with respect to the Offer.
     Debentures validly tendered may be withdrawn at any time on or prior to the Expiration Date. If we have not accepted for payment the tendered Debentures by 12:00 midnight, New York City time, on December 11, 2009, holders may also withdraw their Debentures after such time. Our obligation to accept for purchase and pay the Tender Consideration for Debentures validly tendered and not validly withdrawn on or prior to the Expiration Date is conditioned upon the conditions to the Offer discussed under “The Offer—Conditions to the Offer” being satisfied or waived by us. We may, in our sole discretion, waive any of the conditions of the Offer in whole or in part, at any time and from time to time, prior to the Expiration Date.
     Subject to applicable law, we reserve the right to (1) extend the Offer; (2) waive any and all conditions to, or amend, the Offer in any respect; or (3) terminate the Offer. Any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Date.
     Any holders desiring to tender their Debentures should either (1) in the case of a holder who holds physical certificates evidencing such Debentures, complete and sign the Letter of Transmittal, in accordance with the instructions set forth therein and mail or deliver it or a facsimile copy thereof, together with the certificates evidencing the Debentures and any other documents required by the Letter of Transmittal to the depositary or (2) in the case of a beneficial owner who holds Debentures in book-entry form, request its broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder of Debentures.
     Participants in The Depository Trust Company (“DTC”) that hold Debentures on behalf of beneficial owners of Debentures must tender such Debentures through the DTC Automated Tender Offer Program (“ATOP”) by following the procedures set forth under “The Offer—Procedures for Tendering Debentures.” Beneficial owners whose Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact their broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Debentures so registered. See “The Offer—Procedures for Tendering Debentures.” Please note that if Debentures are held by a custodian, the custodian may have an earlier deadline to allow it to timely tender the Debentures pursuant to the Offer.
     There are no guaranteed delivery provisions provided for by us. Holders must tender their Debentures on or prior to the Expiration Date in accordance with the procedures set forth above and herein. See “The Offer—Procedures for Tendering Debentures.”
     Holders who do not validly tender their Debentures pursuant to the Offer or who validly withdraw their Debentures on or prior to the Expiration Date will continue to hold Debentures pursuant to the terms of the Indenture (as defined below). Debentures that remain outstanding after the completion of the Offers will continue to be convertible, upon the occurrence of certain specified events, as described in the Indenture.
     We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from

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purchasing any of the Debentures outside of the Offer until at least the tenth business day after the expiration or termination of the Offer. Following that time, we reserve the absolute right, in our sole discretion from time to time in the future, to purchase any of the Debentures, whether or not any Debentures are purchased pursuant to the Offer, through repurchase or redemption of the Debentures pursuant to their terms, or through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. Alternatively, we may, subject to certain conditions, redeem any or all of the Debentures not purchased pursuant to the Offer at any time that we are permitted to do so under the Indenture. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we or our affiliates will choose to pursue in the future.
     This Offer to Purchase does not constitute an offer to purchase Debentures in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make an offer under applicable laws. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein or the information incorporated herein by reference is correct as of any time subsequent to the date hereof or their respective filing dates, or that there has been no change in the information set forth herein (or information incorporated herein by reference) or in any attachments hereto or in the affairs of Conseco or any of its subsidiaries or affiliates since the date hereof (or, in the case of information incorporated by reference, their respective filing dates).
     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, that information or representation may not be relied upon as having been authorized by us, the dealer manager, the information agent or the depositary.
     Our board of directors has approved the Offer. However, none of Conseco, the dealer manager, the information agent, the depositary or any of their respective affiliates makes any recommendation as to whether or not you should tender your Debentures pursuant to the Offer, and none of them has authorized any person to make any such recommendation. You must make your own decision as to whether to tender your Debentures and, if so, the principal amount of the Debentures to tender, or to refrain from taking any action in the Offer with respect to any and all of your Debentures. You should consult your own financial and tax advisors in making your decision.
     See “Considerations Concerning the Offer” and “Certain United States Federal Income Tax Considerations” for discussions of certain factors that should be considered carefully in evaluating the Offer.

     Questions and requests for assistance or for additional copies of the Offer Documents may be directed to D.F. King & Co., Inc., the information agent for the Offer. Any questions concerning the terms of the Offer or requests for assistance may be directed to Morgan Stanley & Co. Incorporated, the dealer manager for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Beneficial owners of Debentures may also contact their brokers, dealers, commercial banks or trust companies through which they hold the Debentures with questions and requests for assistance concerning the Offer. Any holder or beneficial owner who has questions concerning the procedures for tendering Debentures should contact D.F. King & Co., Inc., the depositary for the Offer, at the address or telephone number set forth on the back cover of this Offer to Purchase.

SUMMARY TERM SHEET
The following summary is provided solely for the convenience of the holders of Debentures. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specified details contained elsewhere, or incorporated by reference, in this Offer to Purchase and the Letter of Transmittal. Holders are urged to read this Offer to Purchase, including information incorporated herein by reference, and the Letter of Transmittal in their entirety. Each of the capitalized terms used in this Summary Term Sheet and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

Issuer	Conseco, Inc., a Delaware corporation.

The Debentures	3.50% Convertible Debentures due September 30, 2035 (CUSIP Nos. 208464BH9 and 208464BG1). As of October 14, 2009, there was outstanding $293,000,000 in aggregate principal amount of Debentures.

The Indenture	The Indenture, dated as of August 15, 2005 (the “Indenture”), between Conseco and The Bank of New York Trust Company, N.A., as trustee.

The Offer	We are offering to purchase any and all of the outstanding Debentures for the Tender Consideration, upon the terms and subject to the conditions described in the Offer Documents. See “The Offer—Principal Terms of the Offer.”

Tender Consideration	The Tender Consideration for each $1,000 principal amount of Debentures tendered and accepted by us for purchase pursuant to the Offer will be an amount in cash equal to $1,000. The Tender Consideration is equal to the repurchase price holders would be entitled to receive for their Debentures on September 30, 2010 if they were to exercise their put right on such date.

Upon the terms and subject to the conditions of the Offer, we will pay the Tender Consideration, and accrued and unpaid interest, to each holder of Debentures who validly tenders and does not validly withdraw its Debentures in the Offer on or prior to the Expiration Date. See “The Offer—Principal Terms of the Offer.”

Accrued and Unpaid Interest	Holders whose Debentures are purchased in the Offer will receive accrued and unpaid interest to, but not including, the settlement date of the Offer.

The Expiration Date	The Offer will expire at 12:00 midnight, New York City time, on November 12, 2009, unless extended or earlier terminated by us. See “Expiration Date; Extension; Waivers and Amendments; Termination.”

Purpose of the Offer	The purpose of the Offer is to acquire any and all of the Debentures. We will cancel the Debentures that we purchase in the Offer, and those Debentures will cease to be outstanding.

We are offering to purchase any and all of the Debentures to refinance them because holders thereof may require us to repurchase the Debentures on September 30, 2010. If we fail to close the private placement of our New Debentures and the private placement of our common stock and Warrants, our opportunities to refinance the Debentures may be limited and, as a result, our business, results of operations and financial position may be materially adversely affected. See “Purpose of the Offer.”

Sources and Amount of Funds	Assuming all of the outstanding Debentures are validly tendered pursuant to the Offer and accepted for purchase on November 13, 2009, we will need approximately $298.2 million to purchase all of the outstanding Debentures and pay all fees and expenses in connection with the Offer.

We intend to finance a substantial portion of the aggregate Tender Consideration for the Debentures with the net proceeds from the private placement of our New Debentures. Pursuant to the terms of the private placement of our New Debentures, we expect that the first closing of such placement will occur on the settlement date of the Offer. We intend to finance the balance of the aggregate Tender Consideration for the Debentures with the net proceeds from the private placement of our common stock and Warrants (as defined below). Pursuant to the terms of the Stock and Warrant Purchase Agreement (as defined below), we expect that the closing of this private placement will also occur on the settlement date of the Offer. See “Concurrent Transactions” and “Sources and Amount of Funds.”

Withdrawal Rights	Tenders of Debentures may be validly withdrawn at any time on or prior to the Expiration Date by following the procedures described herein. In addition, if we have not accepted for payment the tendered Debentures by 12:00 midnight, New York City time, on December 11, 2009, holders may withdraw their Debentures after such time. See “The Offer—Withdrawal of Tenders; Absence of Appraisal Rights.”

Settlement Date	The Tender Consideration for Debentures validly tendered and not validly withdrawn that are accepted for purchase pursuant to the Offer is expected to be paid promptly following the Expiration Date. Payment will be made in immediately available (same-day) funds by delivery of payment to the depositary or, upon its instruction, to DTC. See “The Offer—Acceptance of Debentures; Payment for Debentures.”

Conditions Precedent to the Offer	Our obligation to accept, and pay the Tender Consideration for, Debentures validly tendered and not validly withdrawn on or prior to the Expiration Date is conditioned upon (1) our receipt, on the settlement date of the Offer, of net proceeds from (i) the private placement of our New Debentures and (ii) the private placement of our common stock and Warrants, together in an aggregate amount at least equal to the aggregate Tender Consideration payable for Debentures accepted for payment by us pursuant to the Offer and (2) the satisfaction of the other conditions to the Offer set forth herein. See the section entitled “The Offer—Conditions to the Offer.”

Certain Considerations	Holders who do not validly tender their Debentures for purchase pursuant to the Offer or who validly withdraw their Debentures on or prior to the Expiration Date will continue to hold Debentures pursuant to the terms of the Indenture. For a discussion of certain factors that should be considered in evaluating the Offer, see “Considerations Concerning the Offer.”

Procedures for Tendering Debentures	See “The Offer—Procedures for Tendering Debentures.” For further information, contact the information agent or the dealer manager or consult your broker, dealer or other similar nominee for assistance.

Certain United States Federal Income Tax Considerations	For a summary of certain United States federal income tax considerations relating to the Offer, see “Certain United States Federal Income Tax Considerations.”

Extensions; Waivers and Amendments; Termination	Subject to applicable law, we reserve the right to (1) extend the Offer; (2) waive any and all conditions to, or amend, the Offer in any respect; or (3) terminate the Offer. Any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Date. See “The Offer—Expiration Date; Extension; Waivers and Amendments; Termination.”

Brokerage Commissions	No brokerage commissions are payable by holders of Debentures to the dealer manager, the information agent or the depositary. If Debentures are held through a nominee, holders should contact their nominee to determine whether any transaction costs are applicable.

Dealer Manager	Morgan Stanley & Co. Incorporated (“Morgan Stanley”)

Depositary and Information Agent	D.F. King & Co., Inc.

Trustee	The Bank of New York Trust Company, N.A.

Further Information	Additional copies of the Offer Documents may be obtained by contacting the information agent at its telephone number and address set forth on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS
     Our statements, trend analyses and other information contained in this Offer to Purchase, including any documents incorporated by reference herein, and elsewhere (such as in filings by Conseco with the Commission, press releases, presentations by Conseco or its management or oral statements) relative to markets for Conseco’s products and trends in Conseco’s operations or financial results, as well as other statements, contain forward-looking statements. Forward-looking statements typically are identified by the use of terms such as “anticipate, “ “believe,” “plan,” “estimate,” “expect,” “project,” “intend,” “may,” “will,” “would,” “contemplate,” “possible,” “attempt,” “seek,” “should,” “could,” “goal,” “target,” “on track,” “comfortable with,” “optimistic” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or they state other “forward-looking” information based on currently available information. The “Risk Factors” section of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q provides examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. Assumptions and other important factors that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, among other things:
•	our ability to continue to satisfy the financial ratio and balance requirements and other covenants of our debt agreements;

•	liquidity issues associated with the right of holders of our Debentures to require us to repurchase the Debentures on September 30, 2010;

•	general economic, market and political conditions, including the performance and fluctuations of the financial markets which may affect our ability to raise capital or refinance our existing indebtedness and the cost of doing so;

•	our ability to generate sufficient liquidity to meet our debt service obligations and other cash needs;

•	our ability to obtain adequate and timely rate increases on our supplemental health products, including our long-term care business;

•	the receipt of any required regulatory approvals for dividend and surplus debenture interest payments from our insurance subsidiaries;

•	mortality, morbidity, the increased cost and usage of health care services, persistency, the adequacy of our previous reserve estimates and other factors which may affect the profitability of our insurance products;

•	changes in our assumptions related to the cost of policies produced or the value of policies in force at the effective date of our bankruptcy reorganization;

•	the recoverability of our deferred tax assets and the effect of potential ownership changes and tax rate changes on its value;

•	our assumption that the positions we take on our tax return filings, including our position that the New Debentures will not be treated as stock for purposes of Section 382 of the Code and will not trigger an ownership change, will not be successfully challenged by the Internal Revenue Service;

•	changes in accounting principles and the interpretation thereof;

•	our ability to achieve anticipated expense reductions and levels of operational efficiencies including improvements in claims adjudication and continued automation and rationalization of operating systems;

•	performance and valuation of our investments, including the impact of realized losses (including other-than-temporary impairment charges);

•	our ability to identify products and markets in which we can compete effectively against competitors with greater market share, higher ratings, greater financial resources and stronger brand recognition;

•	the ultimate outcome of lawsuits filed against us and other legal and regulatory proceedings to which we are subject;

•	our ability to complete the remediation of the material weakness in internal controls over our actuarial reporting process and to maintain effective controls over financial reporting;

•	our ability to continue to recruit and retain productive agents and distribution partners and customer response to new products, distribution channels and marketing initiatives;

•	our ability to achieve eventual upgrades of the financial strength ratings of Conseco and our insurance company subsidiaries as well as the impact of rating downgrades on our business and our ability to access capital;

•	the risk factors or uncertainties listed from time to time in our filings with the Commission;

•	regulatory changes or actions, including those relating to regulation of the financial affairs of our insurance companies, such as the payment of dividends and surplus debenture interest to us, regulation of financial services affecting (among other things) bank sales and underwriting of insurance products, regulation of the sale, underwriting and pricing of products, and health care regulation affecting health insurance products; and

•	changes in the federal income tax laws and regulations which may affect or eliminate the relative tax advantages of some of our products.
     Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, they could also cause actual results to differ materially from those projected.
     All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Our forward-looking statements speak only as of the date made. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

ABOUT THE COMPANY
     We are a holding company for a group of insurance companies operating throughout the United States that develop, market and administer supplemental health insurance, annuity, individual life insurance and other insurance products. We focus on serving the senior and middle-income markets, which we believe are attractive, underserved, high growth markets. We sell our products through three distribution channels: career agents, professional independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing.
     We manage our business through three primary operating segments — Bankers Life, Colonial Penn and Conseco Insurance Group, which are defined on the basis of product distribution — and our corporate operations, which consists of holding company activities and certain noninsurance company businesses that are not part of our operating segments. Prior to the fourth quarter of 2008, we had a fourth operating segment comprised of other business in run-off. The other business in run-off segment had included blocks of business that we no longer market or underwrite and was managed separately from our other businesses. Such segment had consisted primarily of long-term care insurance sold in prior years through independent agents. As a result of the transfer of the stock of Senior Health Insurance Company of Pennsylvania by Conseco and CDOC, Inc., a wholly owned subsidiary of Conseco, to Senior Health Care Oversight Trust, an independent trust, in November 2008, a substantial portion of the long-term care business in the former other business in run-off segment is presented as discontinued operations in our consolidated financial statements for the periods prior to 2009.
     Additional information about our business can be found in our periodic filings with the Commission, including our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. See “Where You Can Find Additional Information.”
     Our principal executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and our telephone number at this location is (317) 817-6100. Our website is www.conseco.com. Information on our website does not constitute a part of this Offer to Purchase.
     Our common stock is listed on the New York Stock Exchange under the symbol “CNO.”

CONCURRENT TRANSACTIONS
     The following is a summary of the private placement of New Debentures, the private placement of our common stock and Warrants and the proposed registered offering of our common stock (collectively, the “Concurrent Transactions”). The following summary is not complete and is qualified, in its entirety, by the agreements relating to the Concurrent Transactions that are filed as exhibits to the Schedule TO (as defined herein), each of which is incorporated herein by reference in its entirety.
Private Placement of New Debentures
     On October 14, 2009, we announced that we entered into a purchase agreement (the “New Debenture Purchase Agreement”) with respect to the issuance and sale of up to $293.0 million aggregate principal amount of New Debentures in a private offering to qualified institutional buyers that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).
     Prior to June 30, 2013, the New Debentures will not be convertible, except under limited circumstances. Commencing on June 30, 2013, the New Debentures will be convertible into shares of our common stock at the option of the holder at any time, subject to certain exceptions and subject to our right to terminate such conversion rights under certain circumstances relating to the sale price of our common stock. If the holders elect to convert their New Debentures upon the occurrence of certain changes of control of Conseco or certain other events, we will be required, under certain circumstances, to increase the conversion rate for such holders of the New Debentures who convert in connection with such transaction. Initially, the New Debentures will be convertible into 182.1494 shares of our common stock for each $1,000 principal amount of New Debentures, which conversion rate is subject to adjustment in accordance with the terms of the indenture governing the New Debentures following the occurrence of certain events.
     Pursuant to the New Debenture Purchase Agreement, we expect to issue New Debentures on the following dates: (i) the settlement date of the Offer and any subsequent tender offers we make for outstanding Debentures that expire before October 5, 2010, (ii) September 30, 2010, the date on which the holders of outstanding Debentures may exercise their right to require us to repurchase such Debentures, and (iii) October 5, 2010, if we elect to redeem any Debentures outstanding on such date. The net proceeds from the private placement of New Debentures will be used to fund a substantial portion of the aggregate Tender Consideration payable for Debentures tendered and accepted by us for payment pursuant to the Offer, and any and all Debentures that we repurchase thereafter, as described above.
     In order to satisfy the our obligations under our Second Amended and Restated Credit Agreement, dated October 10, 2006, as amended (the “Credit Agreement”), we will issue the New Debentures only to the extent we need cash to finance the repurchases of Debentures pursuant to the Offer or any other transaction contemplated by the New Debenture Purchase Agreement.
     Pursuant to the terms of the New Debenture Purchase Agreement, the initial purchaser’s commitment to purchase the New Debentures from us pursuant to the terms of the New Debenture Purchase Agreement shall become effective two business days after execution and delivery of the New Debenture Purchase Agreement subject to approval by its counsel of certain legal matters and the satisfaction of certain conditions to effectiveness.

     The New Debentures to be issued on each closing date shall constitute one or more series under the indenture governing the New Debentures. The obligation of the initial purchaser to purchase New Debentures on each closing date for the New Debentures is subject to the following conditions:
•	there shall not have occurred and be continuing an Event of Default (as defined under the Credit Agreement) under the Credit Agreement;

•	there shall not have occurred and be continuing an Event of Default (as defined in the indenture governing the New Debentures) under any previously issued New Debentures (for the avoidance of doubt, an Event of Default that has occurred and is continuing prior to the closing date of the first series of New Debentures shall not be a condition to closing on such date);

•	the closing of the first series of New Debentures shall have occurred simultaneously with the closing of the private placement of common stock and Warrants to Paulson described in more detail below;

•	on or prior to the closing of the first series of New Debentures, we shall have (1) received approval from the New York Stock Exchange (“NYSE”) under Section 312.05 of the NYSE Listed Company Manual to issue 16.4 million shares of our common stock and warrants to purchase 5.0 million shares of our common stock to Paulson and up to $293.0 million aggregate principal amount of debentures without obtaining shareholder approval and (2) notified all of our shareholders by mail no later than 10 days prior to the settlement date of the Offer of our reliance on the exception to shareholder approval in accordance with Section 312.05 of the NYSE Listed Company Manual and of our audit committee’s approval of our reliance on such shareholder approval exception;

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of any transaction contemplated by the New Debenture Purchase Agreement;

•	the initial purchaser has received an opinion from our counsel substantially to the effect set forth in the New Debenture Purchase Agreement; and

•	(i) prior to the closing date for the first series of New Debentures, we shall have filed with the Commission a quarterly report on Form 10-Q for our fiscal quarter ended September 30, 2009 on or before November 19, 2009; such Form 10-Q shall have included the financial statements required by Form 10-Q and such financial statements shall have been subject to a completed SAS 100 review by our independent registered public accountants; and our management shall not have concluded, in connection with such filing, that there is substantial doubt regarding our ability to continue as a going concern, and (ii) prior to any subsequent closing date, we shall have filed with the Commission a quarterly report on Form 10-Q or an annual report on Form 10-K, as the case may be, within the deadline for such filing specified in such Form, for the immediately preceding fiscal period for which the deadline for the filing of such Form shall have passed prior to such closing date, and such Form filed by us shall have included the financial statements required by such

Form, and such financial statements shall have been subject to a completed SAS 100 review or an audit report issued by our independent registered public accountants, and neither our management nor our independent registered public accountants shall have concluded, in connection with such filing, that there is substantial doubt regarding our ability to continue as a going concern, provided, however, that filing any Form 10-Q or Form 10-K, as the case may be, referred to in clause (2) above within the deadline for such filing shall not be a condition to the initial purchaser’s obligations if, on the business day following the date any such Form 10-Q or Form 10-K, as the case may be, was required to be filed, we provide the initial purchaser with an officer’s certificate stating that our failure to file such Form 10-Q or Form 10-K, as the case may be, within the Commission’s deadline does not result from a conclusion on the part of our management or our independent registered public accountants that there is substantial doubt regarding our ability to continue as a going concern.
     If on a closing date, any of the conditions in the preceding paragraph have not been satisfied, we are under no obligation to sell and the initial purchaser is under no obligation to buy any New Debentures on such closing date or any future closing date, and the New Debenture Purchase Agreement shall immediately terminate pursuant to the terms therein. In addition, at any time prior to the closing date for the first series of New Debentures, if we fail to file with the Commission a quarterly report on Form 10-Q for our fiscal quarter ended September 30, 2009, on or before November 19, 2009, the initial purchaser may, by prior written notice, elect to terminate the New Debenture Purchase Agreement; furthermore after the closing date for the first series of New Debentures offered hereby, if we fail to file any Form 10-Q or Form 10-K, as the case may be, within the Commission’s deadlines and we fail to deliver the officer’s certificate contemplated by the bullet point immediately preceding this paragraph, the initial purchaser may, by prior written notice, elect to terminate the New Debenture Purchase Agreement prior to any subsequent closing date. As such, even if we are able to complete this Offer, there can be no assurance that we will be able to satisfy such conditions at the time of any subsequent closing.
Private Placement of Common Stock and Warrants
     On October 13, 2009, we announced that we entered into a stock and warrant purchase agreement (the “Stock and Warrant Purchase Agreement”) with Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”), to sell Paulson 16.4 million shares of our common stock and warrants to purchase 5.0 million shares of our common stock (the “Warrants”) for an aggregate purchase price of $77.9 million. Upon closing of the private placement of common stock, Paulson will own approximately 9.9% of our outstanding shares of common stock, including shares that Paulson previously acquired in open market transactions. The Warrants will have an exercise price of $6.50 per share of common stock, subject to customary anti-dilution adjustments. Prior to June 30, 2013, the Warrants will not be exercisable, except under limited circumstances. Commencing on June 30, 2013, the Warrants will be exercisable for shares of our common stock at the option of the holder at any time, subject to certain exceptions. The Warrants will expire on December 30, 2016. The closing of the common stock and Warrant private placement is subject to satisfaction of certain conditions described below and is expected to occur on the settlement date of the Offer.
     Half of the net proceeds from the issuance of the shares of common stock and Warrants to Paulson will be used to repay indebtedness under the Credit Agreement. The remaining net proceeds will be used:

•	to pay the portion of the purchase price of the Debentures that are tendered in the Offer (or any subsequent issuer tender offer for the Debenture) that is not funded by the private placement of New Debentures;

•	to pay the portion of the repurchase price of the Debentures on September 30, 2010 that we are required by the holders thereof to repurchase that is not funded by the private placement of New Debentures, if any;

•	to pay the portion of the redemption price of the Debentures on October 5, 2010 that is not funded by the private placement of New Debentures, if any Debentures remain outstanding at that time and we elect to redeem such Debentures; and

•	for general corporate purposes.
     The closing of the private placement of our common stock and Warrants is expected to occur on the settlement date of the Offer. The obligation of Paulson to purchase the common stock and Warrants is subject to satisfaction (or waiver) of various conditions to closing, including, among other things, the following:
•	the New Debenture Purchase Agreement remains in effect;

•	the Offer has been consummated simultaneously with the closing of the first series of New Debentures;

•	the NYSE has granted us an exception from the shareholder approval requirement pursuant to Section 312 of the NYSE Listed Company Manual (see “—Shareholder Vote Exception” below) and such exception remains in effect on the closing date;

•	our common stock has not been delisted by the NYSE and trading of our common stock has not been suspended on the NYSE;

•	the parties have received all required governmental approvals;

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the closing of the private placement of our common stock and Warrants;

•	the parties have entered into the investor rights agreement referred to below;

•	the representations and warranties made by the parties in the Stock and Warrant Purchase Agreement are true and correct as of the closing date;

•	the parties have performed or complied in all material respects with all of their covenants and agreements;

•	Paulson has received an opinion from our counsel substantially to the effect set forth in the Stock and Warrant Purchase Agreement; and

•	our repayment obligations under our Credit Agreement have not been accelerated; there shall not have occurred and be continuing a “Default” or “Event of Default” under the Credit Agreement; and, pro forma for the Offer and the Concurrent Transactions, as of September 30, 2009, we shall be in compliance with our Credit Agreement’s financial covenants.
     On the closing date of the private placement of our common stock and Warrants, we will enter into an investor rights agreement with Paulson, pursuant to which we will, among other things, grant to Paulson certain registration rights with respect to certain securities and certain preemptive rights, and Paulson will agree to, among other things, certain restrictions on transfer of certain securities, certain voting limitations and certain standstill provisions.
     Prior to our entering into the Stock and Warrant Purchase Agreement with Paulson, our board of directors deemed Paulson an “Exempted Entity” and therefore not an “Acquiring Person” (each as defined in our Section 382 rights agreement) for purposes of our Section 382 rights agreement, with respect to our common stock and common stock issued upon exercise of the Warrants Paulson will acquire pursuant to the Stock and Warrant Purchase Agreement and with respect to any common stock issued upon conversion of the New Debentures, if Paulson acquires any of the New Debentures in the private placement of New Debentures described above or thereafter, as well as with respect to our common stock Paulson owned as of the date of the Stock and Warrant Purchase Agreement.
     If we fail to close the private placement of our New Debentures and the private placement of our common stock and Warrants, our opportunities to refinance the Debentures, which the holders thereof may require us to repurchase on September 30, 2010, may be limited and, as a result, our business, results of operations and financial position may be materially adversely affected. See “Purpose of the Offer.”
Shareholder Vote Exception
     The issuance of the 16.4 million shares of our common stock and Warrants to Paulson together with the issuance of the New Debentures will in the aggregate result in the issuance of common stock in excess of the 20% threshold set forth in Section 312.03 of the NYSE Listed Company Manual. While the rules of the NYSE generally require stockholder approval prior to the issuance of securities in excess of the 20% threshold, the NYSE’s shareholder approval policy provides an exception in cases where the delay involved in securing stockholder approval for the issuance would seriously jeopardize the financial viability of the listed company. In accordance with the NYSE rule providing that exception, the audit committee of our board of directors has expressly approved our reliance on the exception in connection with our private placement of common stock and Warrants to Paulson and the private placement of New Debentures. The NYSE has approved our reliance on the exception and, in accordance with such exception, we will not consummate the transactions until at least 10 days after the mailing of a letter to stockholders describing the transactions and our reliance on the exception.
Proposed Registered Offering of Common Stock
     We also announced plans to file a registration statement with the Commission relating to a proposed registered offering of such number of shares of common stock that would generate not less than $200 million in gross proceeds to us, to the extent such offering of our common stock does not jeopardize our ability to use our existing net operating loss carry-forwards (“NOLs”). In connection with the private placement of our common stock and Warrants, we have agreed that, to the extent such offering of our common stock does not jeopardize our ability to use our existing NOLs, we will use our reasonable best efforts to consummate the proposed registered offering no later than 120 days after the settlement date of the Offer (which 120th day we currently expect to be March 13, 2010). There can be no assurance that we will be able to complete the proposed registered offering by the 120th day after the settlement date of the Offer, in such amount, or at all. We are currently required to use 50% of the net proceeds of any such issuance to repay indebtedness under our Credit Agreement. The remaining net proceeds would be used for general corporate purposes.

PURPOSE OF THE OFFER
     We are making the Offer in order to acquire any or all of the outstanding Debentures. We will cancel the Debentures that we purchase in the Offer, and those Debentures will cease to be outstanding. Any Debentures that remain outstanding after the Offer will continue to be our obligations. Holders of any outstanding Debentures will continue to hold those Debentures pursuant to the terms of the Indenture. We are not seeking the approval of holders of the Debentures for any amendment to the Indenture or the Debentures.
     On September 30, 2010, holders of our outstanding Debentures may require us to repurchase all or a portion of the Debentures at a price in cash equal to 100% of the principal amount of the Debentures, plus any accrued and unpaid interest (including additional interest and contingent interest, if any) to, but not including, the repurchase date. The Tender Consideration is equal to the repurchase price holders would be entitled to receive for their Debentures on September 30, 2010 if they were to exercise their put right on such date. As of October 14, 2009, there was outstanding $293,000,000 aggregate principal amount of Debentures.
     The Offer is conditioned upon our receipt, on the settlement date of the Offer, of net proceeds from (i) the private placement of our New Debentures and (ii) the private placement of our common stock and Warrants, together in an aggregate amount at least equal to the aggregate Tender Consideration payable for Debentures accepted for payment by us pursuant to the Offer. If we are unable to satisfy this condition, we will be unable to purchase any Debentures tendered pursuant to this Offer. In addition, we do not currently have funds available and may not be able to obtain the financing necessary to pay the purchase price in cash for the Debentures in the event we are required to repurchase some or all of the Debentures upon exercise by the holders thereof of their repurchase rights on September 30, 2010.
     We are required to assess our ability to continue as a going concern as part of our preparation of financial statements at each quarter-end. The assessment includes, among other things, consideration of our plans to address our liquidity and capital needs during the next twelve months. The holders of the Debentures have the right to require us to repurchase their Debentures on September 30, 2010 and we do not currently have the funds available to allow us to repurchase all of such securities. Because the repurchase right related to the Debentures arises within twelve months of September 30, 2009, doubts concerning our ability to fund the repurchase right or to refinance the Debentures could require us to conclude in connection with our financial statements for the quarter ended September 30, 2009 that there is substantial doubt regarding our ability to continue as a going concern. We are undertaking the private placement of the New Debentures, the private placement of our common stock and Warrants to Paulson and this Offer to address the repurchase right related to the Debentures. While we believe such actions will address the liquidity concerns associated with such repurchase right, consummation of such actions is subject to a number of closing conditions, will not occur for some time and could be terminated after such actions are only partially completed. As a result, there can be no assurance that they will be successful.
     In addition, as part of our analysis regarding our ability to continue as a going concern, we are also required to consider our ability to comply with the future loan covenant and financial ratio requirements under the Credit Agreement. Under the Credit Agreement, several of the financial covenant and minimum ratio requirements currently in place will revert back to the requirements in place prior to the recent amendment of the Credit Agreement beginning in the third quarter of 2010. These requirements include maintaining an aggregate risk-based capital ratio of 250%, rather than the current requirement of 200%, and combined statutory capital and surplus of $1.27 billion, rather than the current requirement of $1.1 billion. Our risk-based capital ratio at June 30, 2009 was 247% and our combined capital and surplus was $1.279 billion. We are currently preparing our financial statements for the third quarter of 2009 and as a result, we do not yet have final numbers for our risk-based capital ratio or our combined statutory capital and surplus for the quarter. We believe that our risk-based capital ratio and our combined statutory capital and surplus could be below the levels for the quarter ended June 30, 2009, primarily as a result of losses in our investment portfolio and a deterioration in the ratings of certain of the securities in the investment portfolio during the third quarter of 2009.
     We believe that absent successful completion of the initiatives described herein, we may not be able to achieve compliance with the 250% level for our risk-based capital ratio or the $1.27 billion combined statutory capital and surplus that would be required under the Credit Agreement beginning in the third quarter of 2010. Accordingly, we are pursuing initiatives, such as reinsurance transactions, to improve our risk-based capital ratio and our statutory capital and surplus level. We believe that these initiatives would allow us to achieve compliance with the covenant levels that would be required under the Credit Agreement beginning in the third quarter of 2010; however, we can provide no assurance that this will be the case. In addition, the levels of margin between other future requirements, such as the debt to total capitalization ratio and interest coverage ratio, were small at June 30, 2009, and we may not be able to achieve compliance with these requirements in the future.
     We may not be required to undertake the above initiatives if: (i) the calculation of our required capital for commercial mortgages based on the use of the Mortgage Experience Adjustment Factor or “MEAF” is modified by the National Association of Insurance Commissioners in a manner that results in a capital requirement that is the same or similar to the requirement calculated pursuant to temporary modifications effective for 2009; (ii) we successfully complete the proposed registered public offering of our common stock or other equity offering in the future; and/or (iii) we renegotiate the covenants under the Credit Agreement.
     While we believe that, based on the foregoing initiatives, there is a sufficient likelihood that we will be able to increase our risk-based capital ratio and have sufficient statutory capital and surplus in order to comply with the related covenants under the Credit Agreement beginning in the third quarter of 2010, the initiatives have not been completed, may require regulatory approval and/or the agreement of counterparties, which are outside our control and, therefore, there can be no assurance that we will be successful in executing them. Moreover, any modifications to the MEAF calculations would result from a regulatory process over which we have no control and which is not required to take our specific circumstances into account. Accordingly, we can provide no assurances that the reduction in required capital we currently recognize pursuant to the temporary MEAF modifications will continue beyond 2009, or that any modifications would be determined before we are required to assess our ability to continue as a going concern in conjunction with the completion of our future financial statements, as further described below. In addition, our risk-based capital ratio may suffer future deterioration as a result of future realized losses on investments (including other-than-temporary impairments), decreases in the ratings of certain of our investments net statutory losses from the operations of our insurance subsidiaries, changes in statutory regulations with respect to risk-based capital requirements or the valuation of assets or liabilities, or for other reasons.
     Accordingly, even if we successfully complete the private placement of New Debentures, the private placement of our common stock and Warrants to Paulson and the Offer in order to address the going concern issues related to the repurchase right under the Debentures, in connection with the preparation of our financial statements for the third quarter of 2009 or in connection with the preparation of financial statements for subsequent periods, we, or our independent registered public accountants, may conclude that there is not a sufficient likelihood that we will be able to comply with the risk-based capital ratio and statutory capital and surplus covenants in the Credit Agreement beginning in the third quarter of 2010. In such event, we may be required to conclude that there is substantial doubt regarding our ability to continue as a going concern in our financial statements for the quarter ended September 30, 2009 or subsequent periods. If we were to conclude there was substantial doubt regarding our ability to continue as a going concern in our financial statements for the quarter ended September 30, 2009 or subsequent periods, we may be required to increase the valuation allowance for deferred tax assets, which could result in the violation of one or more loan covenant requirements under the Credit Agreement.
     In addition, the Credit Agreement requires that our annual audited consolidated financial statements be accompanied by an opinion, from a nationally-recognized independent registered public accounting firm, which does not include an explanatory paragraph regarding our ability to continue as a going concern or similar qualification. As part of the going concern analysis, consideration must be given to, among other factors, our ability to comply with the financial covenant requirements under the Credit Agreement for at least twelve months following the date of the financial statements. If the actions we are taking do not adequately address the liquidity issues with respect to the repurchase right under the Debentures, or we do not complete the initiatives intended to increase our risk based capital ratio and maintain our statutory capital and surplus above the levels required under the Credit Agreement, with adequate margins for possible adverse developments, or we otherwise are not able to demonstrate prior to March 31, 2010 (the date by which we are required to provide audited financial statements to the lenders under the Credit Agreement) that we will be in compliance with the financial covenant requirements in the Credit Agreement for at least twelve months following the date of the financial statements, management would conclude there is substantial doubt about our ability to continue as a going concern and the audit opinion that we would receive from our independent registered public accounting firm would include an explanatory paragraph regarding our ability to continue as a going concern. Such an opinion would be in breach of the covenants in the Credit Agreement. If this was not cured within 30 days after notice from the lenders, it would be an event of default entitling the lenders to declare all outstanding borrowings, accrued interest and fees to be due and payable. If an event of default were to occur in connection with the preparation of our financial statements for the third quarter ended September 30, 2009 or the year ended December 31, 2009, it is highly probable that we would not have sufficient liquidity to repay our bank indebtedness in full or any of our other indebtedness which could also be accelerated as a result of the default.
     The New Debenture Purchase Agreement would terminate if:
•	our Form 10-Q for the quarter ended September 30, 2009 is not filed on or before November 19, 2009; our financial statements included in such Form 10-Q have not been subject to a completed SAS 100 review by our independent registered public accountants; or our management concluded in connection with such filing that there is substantial doubt about our ability to continue as a going concern; or

•	with respect to any closing date occurring after the filing of our Form 10-Q for our quarter ended September 30, 2009, any Form 10-Q or 10-K that we are required to file with the Commission on or before the redemption closing date (or such earlier closing date by which all $293.0 million aggregate principal amount of New Debentures have been issued and delivered) is not filed on or before the date we are required to file such Form 10-Q or Form 10-K, as the case may be, with the Commission; our financial statements included in such Form 10-Q have not been subjected to a completed SAS 100 review or our independent registered public accountants have not issued an audit report on our financial statements included in such Form 10-K, as the case may be; and we fail to deliver an officer’s certificate to the initial purchaser by the business day following the deadline for filing such Form

10-Q or Form 10-K, as the case may be, stating that our failure to file such Form 10-Q or Form 10-K, as the case may be, within the Commission’s deadline does not result from a conclusion on the part of our management or our independent registered public accountants that there is a substantial doubt about our ability to continue as a going concern; provided, that, if we fail to file such Form 10-Q or Form 10-K, as the case may be, and fail to deliver such officer’s certificate, the initial purchaser may, upon prior written notice, elect to terminate the New Debenture Purchase Agreement prior to such subsequent closing date.

SOURCES AND AMOUNT OF FUNDS
     Assuming all of the outstanding Debentures are validly tendered pursuant to the Offer and accepted for purchase on November 13, 2009, we will need approximately $298.2 million to purchase all of the outstanding Debentures and pay all fees and expenses in connection with the Offer. We intend to finance a substantial portion of the aggregate Tender Consideration for the Debentures with the net proceeds from the private placement of our New Debentures. Pursuant to the terms of the private placement of our New Debentures, we expect that the first closing of the private placement will occur on the settlement date of the Offer. We intend to finance the balance of the aggregate Tender Consideration for the Debentures with the net proceeds from the private placement of our common stock and Warrants. Pursuant to the terms of the Stock and Warrant Purchase Agreement, we expect that the closing of this private placement will also occur on to the settlement date of the Offer. See “Concurrent Transactions.”

THE OFFER
Principal Terms of the Offer
     We are offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer Documents, any and all of the Debentures.
     The Expiration Date of the Offer is 12:00 midnight, New York City time, on November 12, 2009, unless it is extended or earlier terminated by us. The purchase price for Debentures validly tendered and not validly withdrawn on or prior to the Expiration Date pursuant to the Offer will be an amount in cash equal to the Tender Consideration of $1,000 per $1,000 principal amount of the Debentures. The Tender Consideration is equal to the repurchase price holders would be entitled to receive for their Debentures on September 30, 2010 if they were to exercise their put right on such date. In addition, holders whose Debentures are purchased in the Offer will receive accrued and unpaid interest to, but not including, the settlement date of the Offer.
     Debentures validly tendered may be withdrawn at any time on or prior to the Expiration Date. If we have not accepted for payment the tendered Debentures by 12:00 midnight, New York City time, on December 11, 2009, holders may also withdraw their Debentures after such time. See “—Withdrawal of Tenders; Absence of Appraisal Rights.” Our obligation to accept for purchase and pay the Tender Consideration for Debentures validly tendered and not validly withdrawn on or prior to the Expiration Date is conditioned upon the conditions to the Offer discussed under “—Conditions to the Offer” being satisfied or waived by us. We may, in our sole discretion, waive any of the conditions of the Offer, in whole or in part, at any time and from time to time, prior to the Expiration Date.
     Subject to applicable law, we reserve the right to (1) extend the Offer; (2) waive any and all conditions to, or amend, the Offer in any respect; or (3) terminate the Offer. Any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Date.
     We reserve the right to transfer or assign, from time to time, in whole or in part, to one or more of our affiliates the right to purchase all or any of the Debentures validly tendered pursuant to the Offer. If such assignment occurs, the assignee-affiliate will purchase the Debentures validly tendered. However, any such transfer or assignment will not relieve us of our obligations under the Offer and will not prejudice any tendering holder’s right to receive the Tender Consideration plus accrued and unpaid interest for such tendering holder’s Debentures validly tendered and accepted for payment on the settlement date of the Offer.
Acceptance of Debentures; Payment for Debentures
     Upon the terms and subject to the conditions of the Offer, we will purchase Debentures tendered pursuant to the Offer by accepting such Debentures for purchase following the Expiration Date and we will pay the Tender Consideration for all Debentures validly tendered and not validly withdrawn promptly following the date on which such Debentures are accepted for purchase.
     For purposes of the Offer, we will be deemed to have accepted for purchase Debentures validly tendered and not validly withdrawn (or defectively tendered Debentures with respect to which we have waived such defect) if, as and when we give oral or written notice thereof to the depositary. Payment for Debentures accepted for purchase in the Offer will be made by us by depositing such payment, in immediately available funds, with the depositary, which will act as agent for the tendering holders for the purpose of receiving payment of the Tender Consideration (and accrued and unpaid interest) or, upon the depositary’s instructions, directly with DTC for distribution to such holders. Upon the terms and subject to the conditions of the Offer, delivery of the Tender Consideration (and accrued and unpaid interest) to the tendering holders will be made by the depositary or DTC promptly after receipt of funds for the payment of such Debentures by the depositary or DTC. Under no circumstances will any additional interest be payable by us because of any delay in the transmission of funds from the depositary or DTC to the tendering holders.
     Valid tenders of Debentures pursuant to the Offer will be accepted only in principal amounts of $1,000 or integral multiples thereof (provided that no single Debenture may be purchased in part unless the principal amount of such Debenture to be outstanding after such repurchase is equal to $1,000 or an integral multiple thereof).
     We reserve the right, in our sole discretion, to delay acceptance for purchase of Debentures validly tendered and not validly withdrawn from tendering holders pursuant to the Offer. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for purchase or pay for any Debentures not theretofore accepted for purchase or paid for or, subject to applicable law, to postpone payment for Debentures upon the occurrence of any of the conditions set forth below under “—Conditions to the Offer” hereof by giving oral or written notice of such termination or delay to the depositary and making a public announcement of such termination or postponement. Our right to delay the payment for Debentures accepted for purchase is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the Debentures deposited by or on behalf of the holders of Debentures promptly after the termination or withdrawal of the Offer.
     If any validly tendered Debentures are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Debentures than are validly tendered, certificates evidencing unpurchased Debentures will be returned, without expense, to the tendering holder, unless otherwise requested by such tendering holder under “Special Delivery Instructions” in the Letter of Transmittal, promptly following the Expiration Date. In the case of Debentures tendered by book-entry transfer into the depositary’s account at DTC pursuant to the procedures set forth under “—Procedures for Tendering Debentures—Tender of Debentures Held Through DTC; Book-Entry Transfer,” Debentures validly tendered but not accepted for purchase will be credited to an account maintained at DTC, designated by the participant therein who so delivered such Debentures.
     No alternative, conditional or contingent tenders of Debentures will be accepted. A tendering holder, by sending an Agent’s Message (as defined below) or by timely completing and signing a Letter of Transmittal in accordance with the instructions set forth therein and mailing or delivering it, or a facsimile copy thereof, waives all right to receive notice of acceptance of such holder’s Debentures for purchase.
     Tendering holders whose Debentures are purchased pursuant to the Offer will be entitled to receive accrued and unpaid interest on their Debentures to, but not including, the settlement date of the Offer.
     Tendering holders of Debentures purchased in the Offer will not be obligated to pay brokerage commissions or fees or to pay transfer taxes with respect to the purchase of their Debentures unless the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal has been completed, as described in the instructions thereto. We will pay all other charges and expenses in connection with the Offer. See

“Dealer Manager; Information Agent and Depositary” and “Solicitation and Expenses” below. In the event that the box entitled “Special Payment Instructions” and/or the box entitled “Special Delivery Instructions” on the Letter of Transmittal has been completed, our obligation to honor such instructions shall be subject to the holder providing satisfactory evidence to us that all transfer taxes payable as a result of such instructions have been paid by such holder. If Debentures are held through a nominee, holders should contact their nominee to determine whether any transaction costs are applicable.
Procedures for Tendering Debentures
     Tendering Holders. Any holder desiring to validly tender its Debentures must either:
1.	in the case of a holder who holds physical certificates evidencing such Debentures, complete and sign the Letter of Transmittal in accordance with the instructions set forth therein and mail or deliver it or a facsimile copy thereof, together with the certificates evidencing the Debentures and any other documents required by the Letter of Transmittal to the depositary; or

2.	in the case of a beneficial owner who holds Debentures in book-entry form, request its broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the holder of Debentures.
     Participants in DTC that hold Debentures on behalf of beneficial owners of Debentures must tender their Debentures through ATOP by following the procedures set forth below.
     The depositary will establish accounts at DTC with respect to the Debentures for the purpose of the Offer within two NYSE trading days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC may make book-entry delivery of Debentures by causing DTC to transfer such Debentures into the depositary’s account in accordance with DTC’s procedures for such transfer.
     To validly tender Debentures that are held through DTC, DTC participants must electronically transmit their acceptance through ATOP, and DTC will then verify the acceptance and send an Agent’s Message to the depositary for its acceptance. The Agent’s Message must be received by the depositary on or prior to the Expiration Date. Delivery of validly tendered Debentures must be made to the depositary in accordance with DTC’s procedures for such transfer.
     The term “Agent’s Message” means a message transmitted by DTC and received by the depositary and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in DTC tendering Debentures which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Offer and Letter of Transmittal and that we may enforce such agreement against such participant.
     Tendering Holders should indicate to DTC the name and address to which payment of the Tender Consideration (and accrued and unpaid interest payable) and/or certificates evidencing Debentures not accepted for purchase, each as appropriate, are to be issued or sent, if different from the name and address of the person transmitting such acceptance through ATOP. In the case of issuance in a different name, the employer identification or Social Security number of the person named must also be indicated and a Substitute Form W-9 for such recipient must be completed. If no such instructions are given, such payment of the Tender Consideration (and accrued and unpaid interest payable) or certificates evidencing Debentures not accepted for purchase, as the case may be, will be made or returned, as the case may be, to the holder of the tendered Debentures. Persons who are beneficial owners of Debentures but who are not holders of Debentures and who seek to tender Debentures should (a) contact the holder of such Debentures and instruct such holder to tender on their behalf or (b) effect a record transfer of such Debentures from the holder to such beneficial owner and comply with the requirements applicable to holders for validly tendering Debentures on or prior to the Expiration Date. Any Debentures validly tendered and not validly withdrawn on or prior to the Expiration Date that are accompanied by a validly transmitted Agent’s Message for such Debentures will be transferred of record by the registrar as of the Expiration Date at our discretion, subject to the satisfaction or waiver of the conditions in this Offer to Purchase.
     There are no guaranteed delivery provisions provided for in connection with the Offer. The method of delivery of Debentures and other documents to the depositary, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the holder, and delivery will be deemed made when actually received by the depositary. Instead of effecting delivery by mail, it is recommended that holders use an overnight or hand delivery service. If such delivery is by mail, it is recommended that holders use registered mail, validly insured, with return receipt requested. In all cases, sufficient time should be allowed to ensure delivery to the depositary on or prior to the Expiration Date.
     U.S. Federal Income Tax Backup Withholding. Under the U.S. federal income tax laws, the depositary may be required to withhold and remit to the United States Treasury 28% of the amount of the reportable cash consideration paid to certain holders of Debentures pursuant to the Offer. In order to avoid such backup withholding, each U.S. Holder (as defined below under “Certain United States Federal Income Tax Considerations”) of Debentures electing to tender Debentures pursuant to the Offer must (1) provide the depositary with such holder’s correct taxpayer identification number and certify that such holder is not subject to such backup withholding by completing the Substitute Form W-9 (included with the Letter of Transmittal) or (2) otherwise establish an exemption from backup withholding. A Non-U.S. Holder (as defined below under “Certain United States Federal Income Tax Considerations”) may be required to submit the appropriate completed Internal Revenue Service Form W-8 (generally Form W-8 BEN) in order to establish an exemption from backup withholding.
     Determination of Validity. All questions as to the form of all documents and the validity (including the time of receipt), eligibility, acceptance and withdrawal of tendered Debentures will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders of Debentures, notices of withdrawal or notices of revocation not in proper form and to determine whether the acceptance of or payment by us for such tenders of Debentures, notices of withdrawal or notices of revocation would be unlawful. We also reserve the absolute right in our sole discretion, subject to applicable law, to waive or amend any of the conditions of the Offer or to waive any defect or irregularity in the tender of Debentures, any notice of withdrawal or any notice of revocation of any particular holder, whether or not similar conditions, defects or irregularities are waived in the case of other holders. A waiver of any defect or irregularity with respect to the tender of a Debenture or the treatment of a notice of withdrawal or notice of revocation shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Debenture or the treatment of any other notice of withdrawal or notice of revocation. Any determination by us as to the validity, form, eligibility and acceptance of Debentures for payment, or any interpretation by us as to the terms and conditions of the Offer, is subject to applicable law and, if challenged by holders or otherwise, to the judgment of a court of competent jurisdiction. None of Conseco, the dealer manager, the depositary, the information agent or any of their respective affiliates will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. No tender of Debentures, notices of withdrawal or notices of revocation will be deemed to have been validly made until all defects and irregularities with respect to such Debentures, notice of withdrawal or notice of revocation have been cured or waived by us. Any Debentures received by the depositary that are not validly tendered and as to which irregularities have not been cured or waived by us will be returned by the depositary to the appropriate tendering holder as soon as practicable. Interpretation of the terms and conditions of the Offer will be made by us in our sole discretion and will be final and binding on all parties.
Withdrawal of Tenders; Absence of Appraisal Rights
     Debentures validly tendered may be withdrawn at any time on or prior to the Expiration Date. In addition, if we have not accepted for payment the tendered Debentures by 12:00 midnight, New York City time, on December 11, 2009, holders may withdraw their Debentures after such time.
     Debentures validly withdrawn may thereafter be validly re-tendered at any time on or prior to the Expiration Date by following the procedures described under “—Procedures for Tendering Debentures.”
     None of Conseco, the dealer manager, the information agent, the depositary or any of their respective affiliates will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.
     For a withdrawal of Debentures to be valid, a holder must comply fully with the following procedures:
     Withdrawal of Tenders. Holders who validly tender Debentures and who wish to exercise their right to withdrawal with respect to such Debentures must give written notice of withdrawal delivered by mail, hand delivery or facsimile transmission (or an electronic ATOP transmission notice of withdrawal in the case of DTC participants), which notice must be received by the depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. In order to be valid, a notice of withdrawal must (1) specify the name of the person who tendered the Debentures to be withdrawn, (2) state the name in which the Debentures are registered (or, if tendered by book-entry transfer, the name of the DTC participant whose name appears on the security position listing as the owner of such Debentures), if different than that of the person who tendered the Debentures to be withdrawn, (3) contain the description of the Debentures to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Debentures (unless such Debentures were tendered by book-entry transfer) and the aggregate principal amount represented by such Debentures and (4) be signed by the holder of such Debentures in the same manner as the original signature on the Letter of Transmittal by which such Debentures were tendered (including any required signature guarantees), if any, or be accompanied by (a) documents of transfer sufficient to have the trustee register the transfer of the Debentures into the name of the person withdrawing such Debentures and (b) a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such holder. Any withdrawal will be effective immediately upon receipt by the depositary of a written or facsimile notice of withdrawal even if physical release is not yet effected. Any Debentures validly withdrawn will be deemed to be not validly tendered for purposes of the Offer.
     Appraisal Rights. The Debentures are our obligations and are governed by the Indenture. There are no appraisal or other similar statutory rights available to holders of Debentures in connection with the Offer.

Conditions to the Offer
     Our obligation to accept for purchase and to pay for Debentures validly tendered and not validly withdrawn in the Offer is conditioned upon the satisfaction or waiver of the conditions set forth below. At our sole discretion, we may waive any of the conditions of the Offer, in whole or in part, at any time and from time to time on or prior to the Expiration Date, in accordance with applicable law. Any determination made by us concerning an event, development or circumstance described or referred to below will be final and binding on all parties.
     Subject to Rules 13e-4 and 14e-1(c) under the Exchange Act, and notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to terminate, extend and/or amend the Offer in our sole discretion, we shall not be required to accept for purchase, or to pay for, any validly tendered and not validly withdrawn Debentures if any of the following have occurred:
1.	we have not received, on the settlement date of the Offer, net proceeds from (i) the private placement of our New Debentures and (ii) the private placement of our common stock and Warrants, together in an aggregate amount at least equal to the aggregate Tender Consideration payable for Debentures accepted for purchase by us pursuant to the Offer; you should read the section entitled “Concurrent Transactions” for more information regarding our private placement of New Debentures and private placement of our common stock and Warrants;

2.	there shall have been instituted, threatened, or be pending any action, proceeding, application or counterclaim before or by any court, government or governmental, regulatory or administrative agency, authority or instrumentality, or by any other person or tribunal, domestic or foreign, that:
•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment for, some or all of the Debentures pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of such Debentures (including, without limitation, the satisfaction of the condition relating to the receipt of sufficient net proceeds from the private placement of the New Debentures and our common stock and Warrants);

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of us or any of our subsidiaries or affiliates; or

•	otherwise relates to the Offer or that otherwise, in our reasonable judgment, could reasonably be expected to adversely affect us or any of our subsidiaries or affiliates or the value of the Debentures;
3.	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction (preliminary, permanent or otherwise) shall have been proposed, sought, threatened, enacted, entered, issued, promulgated, enforced or deemed applicable to the Offer or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, that:

•	indicates that any approval or other action of any such any court, government or governmental agency or other regulatory or administrative authority may be required in connection with the Offer or the purchase of Debentures pursuant to the Offer;

•	could reasonably be expected to prohibit, prevent, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us or any of our subsidiaries or affiliates;
4.	the trustee under the Indenture shall have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the consummation of the Offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the Offer or the acceptance for purchase of, or payment for, the Debentures;

5.	any change (or condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of us or any of our subsidiaries or affiliates that, in our reasonable judgment, does or could reasonably be expected to have a materially adverse effect on us or any of our subsidiaries or affiliates, or we have become aware of any fact that, in our reasonable judgment, does or could reasonably be expected to have a material effect on the value of the Debentures;

6.	legislation amending the Code (as defined below) has been passed by either the U.S. House of Representatives or the U.S. Senate or becomes pending before the U.S. House of Representatives or the U.S. Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our subsidiaries or affiliates;

7.	there shall have occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets; (b) any significant adverse change in the price of the Debentures; (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other major financial markets (whether or not mandatory); (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions; (e) a material change in the United States or any other currency exchange rates or a suspension of or limitation on the markets therefor; (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; (g) any change in the general political, market, economic or financial conditions, domestically or internationally, that could, in our reasonable judgment, materially adversely affect the business, condition (financial or otherwise), income, operations, property or prospects of us and our subsidiaries, taken as a whole, or trading in the Debentures or in shares of common stock, or on the benefits of the Offer to us; or (h) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof; or

8.	a tender or exchange offer for any or all of the Debentures or of the outstanding shares of our common stock, or any merger, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries has been proposed, announced or made by any person or entity or has been publicly disclosed.

EXPIRATION DATE; EXTENSION; WAIVERS AND AMENDMENTS; TERMINATION
     The Expiration Date for the Offer will be 12:00 midnight, New York City time, on November 12, 2009, unless it is extended or earlier terminated by us.
     Subject to applicable law, we reserve the right to (1) extend the Offer; (2) waive any and all conditions to, or amend, the Offer in any respect; and (3) terminate the Offer, in each case as described in more detail below.
Extension
     We reserve the right to extend the Offer on a daily basis or for such period or periods as we may determine in our sole discretion from time to time by giving written or oral notice to the depositary and by making a public announcement prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. During any extension of the Offer, Debentures previously validly tendered and not validly withdrawn will remain subject to the Offer and may, subject to the terms and conditions of the Offer, be accepted for purchase by us, subject to withdrawal rights and revocation rights of holders of Debentures. For purposes of the Offer, the term “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday.
Waivers and Amendments
     Subject to applicable law, we also reserve the right to waive any and all conditions to the Offer or amend the Offer in any respect. Any waivers or amendments to the Offer will apply to all Debentures that are validly tendered and not validly withdrawn or previously accepted for purchase regardless of when or in what order such Debentures were tendered. If we make a material change in the terms of the Offer, we will disseminate additional Offer materials and will extend the Offer, in each case, to the extent required by law. In addition, if we change either (a) the principal amount of the Debentures subject to the Offer, (b) the consideration offered in the Offer or (c) the dealer manager’s fees, then the Offer will be amended to the extent required by law to ensure that the Offer remains open for at least ten business days after the date that notice of any such change is first published, given or sent to holders of Debentures by us. Any waiver or amendment will be followed as promptly as practicable by a public announcement of such waiver or amendment.
Termination
     We further reserve the right to terminate the Offer, including if any conditions applicable to the Offer set out under “—Conditions to the Offer” have not been satisfied or waived by us. Any such termination will be followed as promptly as practicable by a public announcement of the termination.
     In the event that the Offer is withdrawn or otherwise not completed, the Tender Consideration will not be paid or become payable to tendering holders. In any such event, any Debentures previously tendered in the Offer will be returned to the tendering holder in accordance with Rule 13e-4(f)(5) under the Exchange Act.

CONSIDERATIONS CONCERNING THE OFFER
     The following considerations, in addition to the other information described elsewhere herein or incorporated by reference herein, should be carefully considered by each holder of Debentures before deciding whether it should tender its Debentures. See “Where You Can Find Additional Information.”
Position of Conseco Concerning the Offer
     Our board of directors has approved the Offer. However, none of Conseco, the dealer manager, the information agent, the depositary or any of their respective affiliates makes any recommendation to any holder as to whether or not such holder should tender its Debentures pursuant to the Offer, and none of them has authorized any person to make any such recommendation.
     Holders are urged to evaluate carefully all information in the Offer Documents and consult their own financial and tax advisors in making their decision. Each Holder must make its own decision whether to tender its Debentures, and, if so, the principal amount of Debentures to tender, or to refrain from taking any action in the Offer with respect to any and all of such holder’s Debentures.
We May Not Have Funds to Repurchase the Debentures on September 30, 2010 if Holders of the Debentures Exercise Their Put Right
     On September 30, 2010, holders of our outstanding Debentures are permitted under the terms of the Indenture to require us to repurchase all or a portion of the Debentures at a price in cash equal to 100% of the principal amount of the Debentures, plus any accrued and unpaid interest (including additional interest and contingent interest, if any) to, but not including, the repurchase date. As of October 14, 2009, there was outstanding $293,000,000 aggregate principal amount of Debentures.
     The purpose of the Offer is to acquire any and all of the Debentures. We will cancel the Debentures that we purchase in the Offer, and those Debentures will close to be outstanding.
     We are tendering for any and all of the Debentures to refinance them because holders thereof may require us to repurchase the Debentures on September 30, 2010. If we fail to close the private placement of our New Debentures and the private placement of our common stock and Warrants, our opportunities to refinance the Debentures may be limited and, as a result, our business, results of operations and financial position may be materially adversely affected. See “Purpose of the Offer.”
Limited Trading Market for Debentures Not Purchased in the Offer
     The Debentures are not listed on any national or regional securities exchange or quoted on any automated quotation system. To our knowledge, the Debentures are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Debentures are not available. To the extent that Debentures are tendered and accepted for purchase pursuant to the Offer, the trading market for Debentures that remain outstanding may become even more limited. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may be lower than a bid for a comparable debt security with a greater float. Therefore, the market price for Debentures that are not tendered and accepted for purchase pursuant to the Offer may be affected adversely to the extent that the Offer reduces the float for such Debentures. There is no assurance that an active trading market in the Debentures will exist or as to the prices at which the Debentures may trade after consummation of the Offer. The extent of the public market for the Debentures following consummation of the Offer would depend upon the number of holders of Debentures remaining at such time and the interest in maintaining a market in the Debentures on the part of securities firms and other factors.
Treatment of Debentures Not Purchased in the Offer
     From time to time after the tenth business day following the Expiration Date or other date of termination of the Offer, we reserve the absolute right, in our sole discretion from time to time and subject to applicable law and the terms of the Credit Agreement, to purchase any of the Debentures, whether or not any Debentures are purchased pursuant to the Offer, through repurchase or redemption of the Debentures pursuant to their terms, or through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we or our affiliates will choose to pursue in the future.

MARKET PRICE INFORMATION
     There is no established reporting system or trading market for trading in the Debentures. To the extent that the Debentures are traded, we believe such trading has been limited and sporadic and prices of the Debentures may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. Holders are urged to contact their brokers to obtain the best available information as to current market prices.
     As of October 14, 2009, there was $293,000,000 in aggregate principal amount of Debentures outstanding. The conversion value of each $1,000 principal amount of Debentures was $191.60 based on the average closing price of our common stock for the ten trading day period ended October 13, 2009.
     Our common stock has traded on the NYSE under the symbol “CNO” since September 12, 2003. The high and low intraday sale prices of our common stock, as reported on the NYSE, for the quarterly periods beginning January 1, 2007, are set forth below. On October 13, 2009, the last reported sale price of our common stock on the NYSE was $4.99. As of October 7, 2009, there were 185,563,716 shares of our common stock outstanding held by approximately 250 record holders.

	Conseco
	Common Stock
	High	Low
2007
First Quarter	$20.48	$16.56
Second Quarter	21.25	16.96
Third Quarter	18.45	13.25
Fourth Quarter	16.26	12.05
2008
First Quarter	$12.64	$8.70
Second Quarter	12.34	9.62
Third Quarter	10.17	3.06
Fourth Quarter	5.21	1.31
2009
First Quarter	$5.18	$0.26
Second Quarter	3.90	0.82
Third Quarter	6.31	1.72
Fourth Quarter (through October 13)	5.50	4.40
     We have not declared or paid any cash dividends on our common stock since our emergence from bankruptcy in 2003, nor do we expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, regulatory and other restrictions on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant. In addition, our senior credit facility contains limitations on our ability to declare and pay cash dividends.
     As an insurance holding company, the assets of which consist primarily of direct and indirect equity interests in our insurance company subsidiaries, our ability to pay dividends to our stockholders and meet our other obligations, including operating expenses and debt service, depends primarily on the receipt of dividends and other payments from our insurance company subsidiaries. The payment of dividends by our insurance subsidiaries is regulated under the insurance laws of the states in which they are organized. These regulations generally permit dividends to be paid from statutory earned surplus of the relevant insurance company for any 12-month period in amounts equal to the greater of, or in a few states, the lesser of:
1.	statutory net gain from operations or statutory net income for the prior year; and

2.	10% of statutory capital and surplus as of the end of the preceding year.
     Any dividends in excess of these levels require the approval of the director or commissioner of the applicable state insurance department.
     HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS, IF AVAILABLE, FOR THE DEBENTURES AND SHARES OF OUR COMMON STOCK PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     To ensure compliance with Treasury Department Circular 230, holders of Debentures are hereby notified that: (a) any discussion of United States federal tax issues in this Offer to Purchase is not intended or written to be used, and cannot be used, by holders of Debentures for the purpose of avoiding penalties that may be imposed on holders of such Debentures under the Internal Revenue Code; (b) such discussion is being used in connection with our promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed in this Offer to Purchase; and (c) holders of Debentures should seek advice based on their particular circumstances from an independent tax advisor.
     The following discussion is a summary of certain United States federal income tax consequences to a beneficial owner of the Debentures with respect to the Offer. This discussion is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under United States federal income tax laws (including, without limitation, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar, persons holding Debentures as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities, commodities or currencies, traders that elect to mark-to-market their securities, certain expatriates or former long-term residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax or tax-qualified retirement plans). In addition, the discussion does not consider the effect of any alternative minimum taxes or foreign, state, local or other tax laws, or any United States tax considerations (e.g., estate or gift tax) other than United States federal income tax considerations that may be applicable to particular holders. Further, this summary assumes that holders are beneficial owners of the Debentures and hold Debentures as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).
     This discussion does not consider the United States federal income tax consequences of a sale of a Debenture held by a partnership or an entity that is treated as a partnership for United States federal income tax purposes. If a partnership holds Debentures, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A person or entity that is a partner of a partnership tendering Debentures is urged to consult its tax advisor.
     This summary is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.
     As used in this Offer to Purchase, a “U.S. Holder” of a Debenture means a beneficial owner of a Debenture that is for United States federal income tax purposes: (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source or (d) a trust that either (i) is subject to the primary supervision of a court within the United States and has one or more U.S. persons with the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     As used in this Offer to Purchase, a “Non-U.S. Holder” means a beneficial owner of a Debenture that is an individual, a corporation, an estate or a trust that is not a U.S. Holder and not a partnership or entity treated as a partnership for United States federal income tax purposes.
     No statutory, administrative or judicial authority directly addresses the treatment of the Debentures for United States federal income tax purposes. The Internal Revenue Service (the “IRS”) has issued a revenue ruling with respect to instruments similar to the Debentures. This ruling supports certain aspects of the treatment described below. However, no rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences regarding the Debentures. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.
     This summary is for general information purposes only and does not discuss all aspects of United States federal income taxation that may be relevant to particular holders in light of their particular circumstances. Holders are urged to consult their tax advisors as to the particular tax consequences to them of the sale of Debentures to us pursuant to the Offer, including the effect of any federal, state, local, foreign and other tax laws.
Tax Considerations for U.S. Holders
     Under the Indenture, the Company has agreed, and each beneficial owner of a Debenture is deemed to have agreed, for U.S. federal income tax purposes, to treat the Debentures as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments (the “contingent debt regulations”). The remainder of this discussion assumes that the Debentures are treated as indebtedness subject to the contingent debt regulations as described above. Under the contingent debt regulations, each U.S. Holder of a Debenture has been required to accrue interest income, as original issue discount, on the Debentures at an assumed “comparable yield” and projected payment schedule determined by the Company.
Sale of Debentures Pursuant to the Offer
     A sale of Debentures by a U.S. Holder pursuant to the Offer will be a taxable transaction to such U.S. Holder for United States federal income tax purposes. A U.S. Holder generally will recognize gain or loss on the sale of a Debenture in an amount equal to the difference between (a) the amount of cash received for such Debenture and (b) the U.S. Holder’s “adjusted tax basis” in such Debenture at the time of sale. Generally, a U.S. Holder’s adjusted tax basis in a Debenture will be equal to the cost of the Debenture to such U.S. Holder increased by any original issue discount previously accrued by the U.S. Holder (before taking into account any adjustments under the contingent debt regulations) and decreased by the amount of any payments actually received on the Debentures.
     Gain recognized upon a sale of a Debenture generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which will be long-term if the Debenture is held for more than one year). The deductibility of capital losses is subject to limitations.
     If a U.S. Holder purchased a Debenture at a price other than the issue price or subsequent to the initial offering, such holder’s adjusted tax basis in the Debenture will be further adjusted for market discount or acquisition premium, as applicable. Under the contingent debt regulations, the general rules for accrual of market discount or acquisition premium do not apply; rather, the contingent debt regulations require a holder to reasonably allocate the difference, if any, between its tax basis at the time of acquisition and the issue price (or adjusted issue price, as the case may be) to (i) daily portions of original issue discount or (ii) projected payments over the remaining term of the Debenture, with corresponding positive or negative adjustments to income or loss and tax basis as provided by the regulations.
U.S. Holders that Do Not Tender Their Debentures Pursuant to the Offer
     A U.S. Holder that does not tender its Debentures in the Offer or does not have its tender of Debentures accepted for purchase pursuant to the Offer will not recognize any gain or loss as a result of the Offer.
Information Reporting and Backup Withholding
     In general, information reporting requirements apply to any consideration (including accrued but unpaid interest) paid pursuant to the Offer to U.S. Holders other than certain exempt recipients (such as corporations). U.S. Holders may be subject to backup withholding (currently at a rate of 28%) on reportable payments received with respect to the Debentures unless such U.S. Holder (a) falls within certain exempt categories (such as corporations) and demonstrates this fact when required, or (b) provides a correct U.S. taxpayer identification number, certifies that such U.S. Holder is exempt from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Each U.S. Holder may provide such holder’s correct taxpayer identification number and certify that such U.S. Holder is not subject to backup withholding by completing an IRS Form W-9.
     Backup withholding is not an additional tax. A U.S. Holder subject to the backup withholding rules will be allowed a credit equal to the amount withheld against such U.S. Holder’s United States federal income tax liability and, if withholding results in an overpayment of tax, such U.S. Holder may be entitled to a refund, provided that the requisite information is timely furnished to the IRS.
Tax Considerations for Non-U.S. Holders
     For purposes of the discussion below, any income or gain on the sale of a Debenture pursuant to the Offer will be considered to be “U.S. trade or business income” if such income or gain is:
•	effectively connected with the conduct of a Non-U.S. Holder’s U.S. trade or business; and

•	if required by an applicable tax treaty with the United States, attributable to a U.S. permanent establishment (or a fixed base) maintained by the Non-U.S. Holder in the United States.
Sale of Debentures Pursuant to the Offer
     Any gain realized by a Non-U.S. Holder on a sale of a Debenture pursuant to the Offer will be exempt from United States federal income or withholding tax, provided that:
•	the gain is not U.S. trade or business income;

•	the Non-U.S. Holder (a) does not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of Section 871(h)(3) of the Code and applicable Treasury regulations, (b) is not a

“controlled foreign corporation” that is related, directly or indirectly, to us through stock ownership, and (c) is not a bank whose receipt of interest on the Debentures is described in Section 881(c)(3)(A) of the Code;

•	our common stock continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code;

•	we are not and have not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (which we believe to be the case); and

•	either (a) the Non-U.S. Holder provides its name and address on an IRS Form W-8BEN (or other applicable form) and certifies under penalties of perjury that it is not a United States person as defined under the Code or (b) the Non-U.S. Holder holds its Debentures through certain foreign intermediaries and satisfies the certification requirements of applicable United States Treasury regulations.
     If a Non-U.S. Holder cannot satisfy the requirements described above, any gain realized pursuant to the Offer will be subject to the 30% United States federal withholding tax, unless such Non-U.S. Holder provides us with a properly executed:
•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the Debentures is not subject to withholding tax because it is U.S. trade or business income (as discussed in further detail below).
     A Non-U.S. Holder that realizes U.S. trade or business income with respect to the sale of a Debenture pursuant to the Offer generally will be taxed on a net income basis in the same manner as a U.S. Holder (see “—Tax Considerations for U.S. Holders” above). In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax equal to 30% (or lower applicable tax treaty rate) of the Non-U.S. Holder’s U.S. trade or business income, subject to adjustments.
Non-U.S. Holders that Do Not Tender Their Debentures Pursuant to the Offer
     A Non-U.S. Holder that does not tender its Debentures in the Offer or does not have its tender of Debentures accepted for purchase pursuant to the Offer will not recognize any gain or loss as a result of the Offer.
Information Reporting and Backup Withholding
     Information returns will be filed with the IRS in connection with the payment of accrued interest on the Debentures. The payment of the gross proceeds from the sale of a Debenture pursuant to the Offer will be subject to information reporting and possibly to backup withholding (currently at a rate of 28%) unless the Non-U.S. Holder certifies as to its non-U.S. person status or otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. Compliance with the certification procedures required to claim the exemption from withholding tax described above will satisfy the certification requirements necessary to avoid backup withholding.

     Backup withholding is not an additional tax. A Non-U.S. Holder subject to the backup withholding rules will be allowed a credit equal to the amount withheld against such Non-U.S. Holder’s United States federal income tax liability and, if withholding results in an overpayment of tax, such Non-U.S. Holder may be entitled to a refund, provided that the requisite information is timely furnished to the IRS.

DEALER MANAGER; INFORMATION AGENT AND DEPOSITARY
     We have retained Morgan Stanley to act as the dealer manager in connection with the Offer. In its role as dealer manager, Morgan Stanley may contact brokers, dealers and similar entities and may provide information regarding the Offer to those persons that it contacts or persons that contact it. Morgan Stanley will receive reasonable and customary compensation for its services. We also have agreed to reimburse Morgan Stanley for reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify it against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
     Morgan Stanley has from time to time performed, and may in the future perform, various financial advisory and investment banking services for us, for which it has received or will receive customary fees and expenses. Morgan Stanley is the initial purchaser in our private placement of New Debentures. Morgan Stanley is also the financial adviser in connection with the private placement of our common stock and Warrants. In the ordinary course of their respective business, including in their trading and brokerage operations and in a fiduciary capacity, the dealer manager and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.
     D.F. King & Co., Inc. has been appointed the information agent for the Offer. We will pay the information agent customary fees for its services and reimburse the information agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the information agent for certain liabilities under U.S. federal or state law or otherwise caused by, relating to or arising out of any Offer. Requests for additional copies of the Offer Documents may be directed to the information agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase.
     D.F. King & Co., Inc. has been appointed the depositary for the Offer. We will pay the depositary customary fees for its services and reimburse the depositary for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the depositary for certain liabilities under U.S. federal or state law or otherwise caused by, relating to or arising out of any Offer. All deliveries and correspondence sent to the depositary should be directed to the address set forth on the back cover of this Offer to Purchase.
SOLICITATION AND EXPENSES
     In connection with the Offer, our directors and officers and their respective affiliates may solicit tenders by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. We may, if requested, pay brokerage houses and other custodians, nominees and fiduciaries the customary handling and mailing expenses incurred by them in forwarding copies of the Offer Documents and related materials to the beneficial owners of the Debentures and in handling or forwarding of tenders of Debentures by their customers.
     We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the dealer manager, the information agent or the depositary as described above) for soliciting tenders pursuant to the Offer. Holders holding Debentures through banks, brokers, dealers, trust companies or other nominees are urged to consult them to determine whether transaction costs may apply if they tender the Debentures through banks, brokers, dealers, trust companies or other nominees and not directly to the depositary. We will, however, upon request, reimburse banks, brokers, dealers, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding Offer Documents to the beneficial owners of the Debentures held by them as a nominee or in a fiduciary capacity. No bank, broker, dealer, trust company or other nominee has been authorized to act as our agent or the agent of the dealer manager, the information agent or the depositary for purposes of the Offer. None of the dealer manager, the information agent, the depositary or any of their respective affiliates assumes any responsibility for the accuracy or completeness of the information concerning us in this Offer to Purchase, or incorporated herein by reference, or for any failure by us to disclose events that may have occurred which may affect the significance or accuracy of such information.
     Tendering holders will not be obligated to pay brokerage fees or commissions to or the fees and expenses of the dealer manager, the information agent or the depositary.

MISCELLANEOUS
Securities Ownership
     As of October 14, 2009, there was $293,000,000 in aggregate principal amount of Debentures outstanding. Neither we nor any of our subsidiaries beneficially own any Debentures. In addition, based on our records and on information provided by our directors and executive officers, to our knowledge, none of our directors or executive officers beneficially owns any Debentures, except that our director, R. Keith Long, is a principal at Otter Creek Partners I and certain of its affiliates (“Otter Creek”), which owns $19,443,000 in aggregate principal amount of Debentures, representing approximately 6.6% of the aggregate principal amount of outstanding Debentures. Mr. Long is also a director and minority shareholder of Homestead Insurance Company, which currently beneficially owns $500,000 in aggregate principal amount of Debentures, representing less than 1% of the aggregate principal amount of outstanding Debentures. Each of Otter Creek and Homestead Insurance Company is entitled to participate in the Offer on the same basis as other holders of Debentures. We expect that Otter Creek and Homestead Insurance Company will tender in the Offer all or a portion of the Debentures that they hold.
Recent Securities Transactions
     None of us or, to the best of our knowledge, any of our directors or executive officers have engaged in any transactions in the Debentures during the past 60 days. However, we or our affiliates have previously acquired, and, subject to applicable law and the terms of the Credit Agreement, may continue to, from time to time, acquire Debentures, other than pursuant to the Offer, through repurchase or redemption of the Debentures pursuant to their terms, or through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration.
Other Material Information
     We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Debentures pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to the holders of Debentures in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of us by the dealer manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     Our executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and our telephone number is (317) 817-6100. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on our website at www.conseco.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. These filings are also available on the Commission’s website at www.sec.gov. In addition, the public may read and copy any document we file at the Commission’s Public Reference Room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the

Commission at 1-800-SEC-0330. Copies of these filings are also available, without charge, from Conseco Investor Relations, 11825 N. Pennsylvania Street, Carmel, IN 46032.
     The information on our web site does not constitute a part of the Offer Documents. The web site addresses of the Commission and us are intended to be inactive textual references only.
     In this document, we “incorporate by reference” the information that we file with the Commission, which means that we can disclose important information to you by referring you to a document we filed with the Commission. We are not, however, incorporating any documents or information that has been deemed furnished and not filed in accordance with Commission rules. The information incorporated by reference is considered to be a part of this Offer to Purchase, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and until the settlement date of this Offer:
     1. our annual report on Form 10-K for the fiscal year ended December 31, 2008 (including information specifically incorporated therein by reference from our Definitive Proxy Statement on Schedule 14A filed with the Commission on April 23, 2009);
     2. our quarterly reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009; and
     3. our current reports on Form 8-K filed on January 20, 2009, February 23, 2009, March 17, 2009, March 24, 2009 (Item 5.02 only), March 31, 2009 (Item 1.01 Form 8-K only), April 8, 2009, May 4, 2009, May 13, 2009 (Item 8.01 Form 8-K only), May 15, 2009, May 21, 2009 (Item 8.01 only), June 22, 2009, June 26, 2009, July 23, 2009, August 31, 2009, September 8, 2009 and October 13, 2009 (excluding Item 7.01).
     You should read the information relating to us in this Offer to Purchase together with the information in the documents incorporated by reference. You should rely only upon the information provided in this Offer to Purchase or incorporated in this Offer to Purchase by reference. Conseco has not authorized anyone to provide you with different information. You should not assume that the information in this Offer to Purchase is accurate as of any date other than the date indicated on the front cover or that any document incorporated by reference herein is accurate as of any date other than its filing date.
     The Schedule TO (the “Schedule TO”) filed by us pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Offer, together with any exhibits or amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above. Certain sections of this Offer to Purchase are incorporated by reference in, and constitute part of, the Schedule TO. The sections so incorporated are identified in the Schedule TO.
     We will provide without charge to each person to whom this Offer to Purchase is delivered, upon written or oral request, copies of any or all documents and reports described above and incorporated by reference into this Offer to Purchase (other than exhibits to such documents, unless such documents are specifically incorporated by reference). Written or telephone requests for such copies should be directed to the information agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase.

The Depositary for the Offer is:
D.F. King & Co., Inc.
By Registered or Certified Mail, Hand or by Overnight Courier:

By Hand Before 5:00 p.m.:	By Overnight Courier:	By Registered or Certified Mail:

48 Wall Street	48 Wall Street	48 Wall Street
22nd Floor	22nd Floor	22nd Floor
New York, New York 10005	New York, New York 10005	New York, New York 10005
By Facsimile Transmission:
(for Eligible Institutions Only)
(212) 809-8838
Confirm by Telephone or for Information Call:
(212) 493-6996
Attn: Elton Bagley
     Any questions or requests for assistance may be directed to the dealer manager or the information agent at the addresses and telephone numbers set forth below. Requests for additional copies of the Offer Documents may be directed to the information agent. Requests for copies of the documents incorporated by reference herein may also be directed to the information agent. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, New York 10005
Banks and brokers, call collect: (212) 269-5550
All others, call toll-free: (888) 869-7406
The Dealer Manager for the Offer is:
Morgan Stanley
1585 Broadway
New York, NY 10036
Toll Free: (800) 646-1808
Telephone: (212) 761-5384
Attention: Liability Management Group